

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

Via e-mail
Necdet F. Ergul
Chief Executive Officer
Microphase Corporation
587 Connecticut Avenue
Norwalk, CT 06854

> **Re: Microphase Corporation**
> **Registration Statement on Form 10-12G**
> **Amendment No. 1 Filed April 30, 2015**
> **File No. 000-55382**

Dear Mr. Ergul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item I. Business, page 1

1. We note your response to prior comment 3. Please provide independent, objective support for your statements that "Microphase is world-renowned in the RF and microwave defense electronics industry for its technical expertise in high frequency."

2. While we note your new disclosure in response to comment 4, it remains unclear why you chose to highlight the list of prime contractors and a list of "notable contribution" products. Please tell us why you selected these companies and products and whether there are other customers and products which met the criteria for selection, that you chose not to name here.

3. We note your response to comment 5 and the exhibit filed as Exhibit 10.2. As it appears that this agreement allows you to sell your product under the Dynamac product line for a

$350,000 fee to Dynamac, please revise your disclosure to clarify that fact. Also file a complete exhibit, as we note that Appendix A is not attached to Exhibit 10.2.

Our Strategy Includes Organic Growth…, page 16

4. We note your response to comment 11. Please revise to add risk factors associated with an acquisition growth strategy, including risks associated with recent acquisitions, the ability to find appropriate future acquisition targets as well as integration of such targets, among other risks.

We depend on manufacturing lines…, page 20

5. We note your response to comment 12, but it does not appear you have revised your disclosure in response to this comment. Please revise an appropriate part of your document to describe in more detail your current manufacturing process, including testing and assembly procedures as previously requested.

Item 4 Security Ownership of Certain Beneficial Owners and Management, page 33

6. We note your response to comment 15 and revision to footnote 3. Please identify Mr. Durando's children specifically by name rather than describing them as "Mr. Durando's children."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at 202-551-3761 or Jay Webb, Senior Accountant at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Daniel Morris, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: (via e-mail) Scott E. Linsky